Exhibit 99.1

KE Holdings Inc. Releases 2022 Environment, Social and Governance Report

BEIJING, China, April 27, 2023—KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today released its 2022 Environment, Social and Governance report (the “2022 ESG report”), highlighting the progress and evolution of milestones surrounding Beike’s commitment to facilitate the transformation of China’s housing related industry and help its service providers gain dignity and bring customers joyful living experiences, through sound governance and technology innovation.

In 2022, the Company remained steadfast about its ESG philosophy and strategic approach for sustainable development. The ESG report demonstrates how Beike has continued building upon in key areas including corporate governance, ESG strategy, quality assurance, business ethics, talent development, low-carbon operations and caring for its communities. The Company is pleased with the progress it has made on its ESG journey and hopes to continue working with all stakeholders and peers to promote the sustainable development of the industry.

Click here to read a copy of the full report: https://investors.ke.com/governance/sustainability.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 21 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.